As filed with the Securities and Exchange Commission on April 19, 2005

Registration No. 333-104140

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

MITCHELLS & BUTLERS PLC
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

ENGLAND AND WALES
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EMM-778684_1

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

EMM-778684_1

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 14, 15 and 19
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 14, 18 and 19
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 14, 15 and 19
(v) The sale or exercise of rights	Articles number 12, 13, 14 and 19
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 14, 16, 18 and 19
(vii) Amendment, extension or termination of the deposit agreement	Articles number 21 and 22
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Articles number 11 and 17
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 7 and 23
(x) Limitation upon the liability of the depositary	Articles number 12, 19, 20 and 22
3. Fees and Charges	Articles number 6 and 7

Item - 2.

Available Information

Public reports furnished by issuer	Articles number 11 and 17

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2003, among Mitchells & Butlers plc, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Form of letter agreement among Mitchells & Butlers plc and The Bank of New York relating to pre-release activities. – Filed previously.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 15, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Mitchells & Butlers plc.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

        Joanne F. DiGiovanni

        Vice President

Pursuant to the requirements of the Securities Act of 1933, Mitchells & Butlers plc has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England on April 15, 2005.

MITCHELLS & BUTLERS PLC

By:  /s/ Mike Bridge

       Name:  Mike Bridge

       Title:  Head of Secretariat

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on April 15, 2005.

/s/ Tim Clarke

Chief Executive and Director

Tim Clarke

(principal executive officer)

/s/ Karim Naffah

Finance Director and Director

Karim Naffah

(principal financial and accounting officer)

/s/ Mike Bramley

Director

Mike Bramley

/s/ Tony Hughes

Director

Tony Hughes

/s/ Roger Carr

Chairman and Director

Roger Carr

______________________________

Senior Independent Non-executive Director

Sara Weller

______________________________

Non-executive Director

Sir Tim Lankester

______________________________

Non-executive Director

Drummond Hall

______________________________

Non-executive Director

George Fairweather

PUGLISI & ASSOCIATES

Authorized Representative in the United States

By:  /s/ Donald J. Puglisi

        Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number	Exhibit
5	Certification under Rule 466.